SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1 (b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(b)

(Amendment No. 1)*

Zendesk, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of class of securities)

98936J101

(CUSIP number)

December 31, 2015

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98936J101	13G	Page 2 of 3 Pages

Item 1(a).	Name of Issuer: Zendesk, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices: 1019 Market Street, San Francisco, CA 94103

Item 2(a).	Name of Person Filing: Alexander Aghassipour (the “Reporting Person”)

Item 2(b).	Address of Principal Business Office or, if None, Residence: 1019 Market Street, San Francisco, CA 94103

Item 2(c).	Citizenship: United States

Item 2(d).	Title of Class of Securities: Common Stock, $0.01 par value (“Common Stock”)

Item 2(e).	CUSIP Number: 98936J101

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership.

Not applicable.

Item 5.	Ownership of Five Percent or Less of a Class.

The Reporting Person has ceased to own or beneficially own more than five percent (5%) of the Issuer’s outstanding Common Stock.

Item 6.	Ownership of More than Five Percent on behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d 1(b) or Rule 13d–1(c).

CUSIP No. 98936J101	13G	Page 3 of 3 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: Feb 15, 2016

ALEXANDER AGHASSIPOUR

By:	/s/ Alexander Aghassipour
Name: Alexander Aghassipour Title: